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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):
/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission File Number 1-12718

    A.
    Full title of the plan and the address of the plan, if different from that of the issuer named below:

    FOUNDATION HEALTH SYSTEMS, INC.
    401(k) ASSOCIATE SAVINGS PLAN

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    HEALTH NET, INC.
    (formerly Foundation Health Systems, Inc.)
    21650 OXNARD STREET
    WOODLAND HILLS, CALIFORNIA 91367

    C.
    Exhibits.        Exhibit Index

23.1	Consent of Deloitte & Touche LLP, a copy of which is filed herewith.

99.1	Financial Statements as of December 31, 2000 and 1999, and for the Years Ended December 31, 2000 and 1999, Supplemental Schedule at End of Year as of December 31, 2000 and Independent Auditors' Report of Foundation Health Systems, Inc. 401(k) Associate Savings Plan.

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. (formerly Foundation Health Systems, Inc.) 401(k) ASSOCIATE SAVINGS PLAN
Date: June 29, 2001
/s/ STEVEN P. ERWIN
Steven P. Erwin
Executive Vice President and
Chief Financial Officer of
Health Net, Inc. (formerly Foundation Health Systems, Inc.) and
Member of the Plan's Administrative
Committee

2

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FORM 11-K
SIGNATURES